KOKOMO ENTERPRISES INC.

(formerly Zab Resources Inc.)

(An Exploration Stage Company)

Financial Statements

December 31, 2009 and 2008

(Canadian Dollars)

Index

Page

Report of Independent Registered Public Accounting Firm

Financial Statements

Balance Sheets

2

Statements of Operations

3

Statements of Stockholders’ Equity

4

Statements of Cash Flows

5

Notes to Financial Statements

6 – 29

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE STOCKHOLDERS OF KOKOMO ENTERPRISES INC.

(formerly Zab Resources Inc.)

(An Exploration Stage Company)

We have audited the balance sheets of Kokomo Enterprises Inc. (formerly Zab Resources Inc.) (an exploration stage company) as at December 31, 2009 and 2008 and the statements of operations, stockholders’ equity and cash flows for the years ended December 31, 2009, 2008 and 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (“PCAOB”) in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008 and the results of its operations and its cash flows for the years ended December 31, 2009, 2008 and 2007 in accordance with Canadian generally accepted accounting principles.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada

April 27, 2010

COMMENTS BY AUDITORS FOR US READERS ON CANADA-US REPORTING DIFFERENCES

In the United States, reporting standards of the PCAOB for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 2 to the financial statements. Our report to the stockholders dated April 27, 2010 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada

April 27, 2010

KOKOMO ENTERPRISES INC.

(formerly Zab Resources Inc.)

(An Exploration Stage Company)

Balance Sheets

December 31

(Canadian Dollars)

	2009	2008

Assets
Current
Cash	$5,158	$3,357
Marketable securities (note 5)	0	3,250
GST receivable	4,910	8,250
Mineral exploration tax credit receivable	1,060	7,178

Total Current Assets	11,128	22,035
Mineral Property Interests (notes 6 and 8)	151,077	212,859
Reclamation Deposits	0	10,000

Total Assets	$162,205	$244,894

Liabilities
Current
Accounts payable and accrued liabilities	$41,692	$72,186
Payable to related parties (note 8)	10,049	31,427

Total Current Liabilities	51,741	103,613

Stockholders’ Equity
Capital Stock (note 7)	23,341,971	23,006,115
Warrants (note 7(c))	182,294	0
Contributed Surplus	432,197	432,197
Accumulated Other Comprehensive Loss	0	(1,251)
Deficit	(23,845,998)	(23,295,780)

Total Stockholders’ Equity	110,464	141,281

Total Liabilities and Stockholders’ Equity	$162,205	$244,894

Going Concern (note 2)

Commitment (note 11)

Subsequent Events (note 14)

On behalf of the Board:

“Bedo H. Kalpakian”

                                                       Director

Bedo H. Kalpakian

“Gregory T. McFarlane”

                                                       Director

Gregory T. McFarlane

See notes to financial statements.

KOKOMO ENTERPRISES INC.

(formerly Zab Resources Inc.)

(An Exploration Stage Company)

Statements of Operations

Years Ended December 31

(Canadian Dollars)

	2009	2008	2007

Expenses
Management fees (note 8(b))	$360,000	$360,000	$360,000
Salaries and benefits	36,777	32,161	54,163
Legal, accounting and audit	34,353	56,775	89,672
Office and miscellaneous (note 8(e))	29,061	39,254	37,132
Regulatory and transfer fees	13,274	10,152	11,367
Finance, interest and foreign exchange	4,952	10,726	4,381
Rent (note 8(e))	3,600	3,600	4,000
Telephone, travel, meals and entertainment	1,649	3,528	1,309
Shareholder communication	465	4,921	2,690
Mineral license fees	0	2,140	2,036
Directors’ compensation (note 7(d))	0	0	208,547
Directors’ fees (note 8(c))	0	0	15,006

Loss Before Other Items and Income Taxes	(484,131)	(523,257)	(790,303)

Other Items
Gain on sale of mineral property interest (note 6)	0	54,500	0
Interest income	270	605	822
Write-off of furniture and equipment	0	0	(3,671)
Write-off of mineral property interests (note 6)	(64,256)	0	(15,428)
Realized gain (loss) on sale of marketable securities, net (note 5)	(2,101)	(1,043,609)	109,454

	(66,087)	(988,504)	91,177

Loss Before Income Taxes	(550,218)	(1,511,761)	(699,126)
Future Income Tax Recovery (note 10)	0	0	22,960

Net Loss	(550,218)	(1,511,761)	(676,166)
Other Comprehensive Loss
Unrealized loss on marketable securities	0	(1,251)	(491,660)
Transfer on realization of loss on marketable securities	1,251	491,660	0

Comprehensive Loss	$(548,967)	$(1,021,352)	$(1,167,826)

Basic and Diluted Loss Per Common Share (note 13(c))	$(0.15)	$(1.38)	$(0.73)

Weighted Average Number of Common Shares Outstanding	3,776,899	1,093,301	927,406

See notes to financial statements.

KOKOMO ENTERPRISES INC.

(formerly Zab Resources Inc.)

(An Exploration Stage Company)

Statements of Stockholders’ Equity

Years Ended December 31

(Canadian Dollars)

	Capital Stock		Deficit		Contributed Surplus	Accumulated Other Comprehensive Loss	Total Stockholders’ Equity
	Common Shares	Amount		Warrants

Balance, December 31, 2006	879,212	$22,769,784	$(21,107,853)	$ 0	$ 213,850	$ 0	$ 1,875,781

Net loss for year	0	0	(676,166)	0	0	0	(676,166)
Other comprehensive loss
Unrealized loss on marketable securities	0	0	0	0	0	(491,660)	(491,660)
Shares issued for cash
Private placement, net of issue costs	120,000	140,625	0	0	0	0	140,625
Exercise of flow-through warrants	16,000	20,000	0	0	0	0	20,000
Private placement flow-through common shares	48,000	60,000	0	0	0	0	60,000
Shares issued for non-cash
Shares issued for debt settlement	29,733	37,166	0	0	0	0	37,166
Income tax effect of flow-through share renouncement	0	(22,960)	0	0	0	0	(22,960)
Stock-based compensation	0	0	0	0	218,347	0	218,347

Balance, December 31, 2007	1,092,945	23,004,615	(21,784,019)	0	432,197	(491,660)	1,161,133

Net loss for year	0	0	(1,511,761)	0	0	0	(1,511,761)
Other comprehensive income (loss)
Unrealized loss on marketable securities	0	0	0	0	0	(1,251)	(1,251)
Transfer on realization of loss on marketable securities	0	0	0	0	0	491,660	491,660
Shares issued for mineral property interest	2,000	1,500	0	0	0	0	1,500

Balance, December 31, 2008	1,094,945	23,006,115	(23,295,780)	0	432,197	(1,251)	141,281

Net loss for year	0	0	(550,218)	0	0	0	(550,218)
Transfer on realization of loss on marketable securities	0	0	0	0	0	1,251	1,251
Shares issued for cash
Private placement, net of issue costs	7,325,333	335,856	0	182,294	0	0	518,150

Balance, December 31, 2009	8,420,278	$23,341,971	$(23,845,998)	$182,294	$ 432,197	$ 0	$ 110,464

See notes to financial statements.

KOKOMO ENTERPRISES INC.

(formerly Zab Resources Inc.)

(An Exploration Stage Company)

Statements of Cash Flows

Years Ended December 31

(Canadian Dollars)

	2009	2008	2007

Operating Activities
Net loss	$(550,218)	$(1,511,761)	$(676,166)
Items not involving cash
Realized loss (gain) on sale of marketable securities	2,101	1,043,609	(109,454)
Gain on sale of mineral property interest	0	(54,500)	0
Stock-based compensation	0	0	218,347
Write-off of mineral property interests	64,256	0	15,428
Write-off of furniture and equipment	0	0	3,671
Future income tax recovery	0	0	(22,960)

	(483,861)	(522,652)	(571,134)
Changes in non-cash working capital (note 9)	18,956	(202,243)	41,056

Cash Used in Operating Activities	(464,905)	(724,895)	(530,078)

Financing Activity
Issue of common shares	518,150	0	220,625

Investing Activities
Proceeds on sale of marketable securities	2,400	431,371	209,971
Expenditures on mineral property interest	(63,844)	(21,580)	(67,971)
Option payments received for mineral property	0	250,000	128,770
Proceeds on sale of mineral property interest	0	50,000	0
Reclamation deposits	10,000	0	0

Cash Provided By (Used in) Investing Activities	(51,444)	709,791	270,770

Net Inflow (Outflow) of Cash	1,801	(15,104)	(38,683)
Cash, Beginning of Year	3,357	18,461	57,144

Cash, End of Year	$5,158	$3,357	$18,461

Supplemental Information (note 9)

See notes to financial statements.

KOKOMO ENTERPRISES INC.

(formerly Zab Resources Inc.)

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2009 and 2008

(Canadian Dollars)

1.

NATURE OF OPERATIONS

The Company was incorporated on August 24, 1984 in British Columbia, Canada.  The principal business of the Company is the acquisition, exploration and, if warranted, the development of natural resource properties.

Effective November 28, 2007, the common shares of the Company have been listed for trading on the Canadian National Stock Exchange (“CNSX”) (under the trading symbol “ZABK”).  On October 17, 2008, the Company’s CNSX symbol was changed to “ZAB” pursuant to the CNSX adopting a three character symbol format.

On April 16, 2009, the Company changed its name from Zab Resources Inc. (“Zab”) to Kokomo Enterprises Inc. (“Kokomo”), and the Company consolidated its capital stock on the basis of 25 (old) shares of Zab for 1 (new) share of Kokomo.  As a result, the shares of Kokomo commenced trading on the CNSX under the symbol “KKO”, and in the U.S.A. the shares of Kokomo commenced trading on the OTC Bulletin Board under the symbol “KKOEF”.  The Cusip number of the Company’s common shares is 500323100.

2.

GOING CONCERN

These financial statements have been prepared on the basis of accounting principles applicable to a "going concern", which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

Several adverse conditions cast substantial doubt on the validity of this assumption.  The Company has incurred significant operating losses over the past three fiscal years (2009 - $550,218; 2008 - $1,511,761; 2007 - $676,166) has a deficit of $23,845,998 (2008 - $23,295,780; 2007 - $21,784,019), has limited resources, no sources of operating cash flow and no assurances that sufficient funding will be available to continue operations for an extended period of time. The Company is in the exploration stage and, accordingly, has not yet commenced revenue-producing operations.

The application of the going concern concept is dependent upon the Company’s ability to satisfy its liabilities as they become due and to obtain the necessary financing to complete the exploration and development of its mineral property interests, the attainment of profitable mining operations, or the receipt of proceeds from the disposition of its mineral property interests. Management is actively engaged in the review and due diligence on opportunities of merit in the mining sector and is seeking to raise the necessary capital to meet its funding requirements. There can be no assurance that management’s plan will be successful.

If the going concern assumption were not appropriate for these financial statements then adjustments would be necessary in the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used. Such adjustments could be material.

3.

SIGNIFICANT ACCOUNTING POLICIES

(a)

Basis of presentation

These financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and the Company’s functional and reporting currency is the Canadian dollar.

See notes to financial statements.

KOKOMO ENTERPRISES INC.

(formerly Zab Resources Inc.)

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2009 and 2008

(Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)

Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates made in the preparation of these financial statements include valuation of marketable securities, mineral properties assessments for impairment, accrued liabilities, assumptions for the determination of fair value of stock-based compensation, and determination of valuation allowance for future income tax assets. Management believes the estimates are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows.

(c)

Financial instruments

The Company adopted changes effective January 1, 2009 to the Canadian Institute of Chartered Accountants’ (“CICA”) Handbook Section 3862, “Financial Instruments – Disclosures”, and Section 3863, “Financial Instruments – Presentation”, that place increased emphasis on disclosure about the nature of and risks arising from financial instruments and how the entity manages those risks. Section 3862 specifies disclosures that enable readers to evaluate: (i) the significance of financial instruments for the entity’s financial position and performance; and (ii) the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks.

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the item.

Financial assets and liabilities held-for-trading are measured at fair value with gains and losses recognized in net income. Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method.  Available-for-sale financial instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss) and reported in shareholders’ equity.  Any financial instrument may be designated as held-for-trading upon initial recognition.

Transaction costs that are directly attributable to the acquisition or issue of financial instruments that are classified as other than held-for-trading, which are expensed as incurred, are included in the initial carrying value of such instruments.

CICA Handbook Section 3862 establishes a fair value hierarchy that categorizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

See notes to financial statements.

KOKOMO ENTERPRISES INC.

(formerly Zab Resources Inc.)

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2009 and 2008

(Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)

Mineral property interests

The Company capitalizes all costs related to investments in mineral property interests on a property-by-property basis.  Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries.  Costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed, the property is sold or the Company’s mineral rights are allowed to lapse.

All capitalized costs are reviewed, on a property-by-property basis, to consider whether there are any conditions that may indicate impairment.  When the carrying value of a property exceeds its net recoverable amount (as estimated by quantifiable evidence of an economic geological resource or reserve or by reference to option or joint venture expenditure commitments) or when, in the Company’s assessment, it will be unable to sell the property for an amount greater than the deferred costs, the property is written down for the impairment in value.

From time to time, the Company may acquire or dispose of a mineral property interest pursuant to the terms of an option agreement.  As such options are exercisable entirely at the discretion of the optionee; the amounts payable or receivable are not recorded at the time of the agreement.  Option payments are recorded as property costs or recoveries when the payments are made or received.  If recoveries exceed the carrying value of the mineral property interest, the excess is recognized in the statement of operations.

(e)

Asset retirement obligations (“ARO”)

The Company recognizes an estimate of the liabilities associated with an ARO in the financial statements at the time the liability is incurred. The estimated fair value of the ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset. The liability amount is increased in each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period. The ARO can also increase or decrease due to changes in the estimates of timing of cash flows or changes in the original estimated undiscounted cost. Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded. At present, the Company has no material AROs to record in the financial statements.

(f)

Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis, and losses carried forward. Future tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in operations in the period in which the change is enacted or substantially assured. The amount of future income tax assets is limited to the amount of the benefit that is more likely than not to be realized.

See notes to financial statements.

KOKOMO ENTERPRISES INC.

(formerly Zab Resources Inc.)

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2009 and 2008

(Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g)

Revenue recognition

Interest income is recorded as earned at the effective rate of interest of the term deposit over the term to maturity.

(h)

Stock-based compensation

The Company accounts for stock-based compensation using a fair value based method with respect to all stock-based payments to directors, employees and non-employees.  For directors and employees, the fair value of the option is measured at the date of grant.  For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached, or the date at which the equity instruments are granted if they are fully vested and non-forfeitable.  For directors, employees and non-employees, the fair value of the options is accrued and charged either to operations or mineral property interests, with the offset credit to contributed surplus, over the vesting period.  If and when the stock options are exercised, the applicable amounts are transferred from contributed surplus to capital stock.

(i)

Earnings (loss) per share

Basic earnings (loss) per share is calculated using the weighted average number of common shares outstanding during the year.  The Company uses the treasury stock method for calculating diluted earnings (loss) per share.  Under this method the dilutive effect on earnings per share is calculated on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds of such exercise would be used to purchase common shares at the average market price during the period. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

Shares held in escrow, other than where their release is subject to the passage of time, are not included in the calculation of the weighted average number of common shares outstanding.

(j)

Flow-through common shares

The Company may from time to time issue flow-through common shares to finance its resource exploration activities. Canadian income tax law permits a company to renounce to the flow-through shareholder the income tax attributes of resource exploration costs financed by such shares. The tax impact to the Company of the renouncement is recorded on the date the renunciation is filed with taxation authorities, through a decrease in capital stock and the recognition of a future income tax liability.

See notes to financial statements.

KOKOMO ENTERPRISES INC.

(formerly Zab Resources Inc.)

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2009 and 2008

(Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(k)

Foreign currency translation

Amounts recorded in foreign currency are translated into Canadian dollars as follows:

(i)

Monetary assets and liabilities, at the rate of exchange in effect as at the balance sheet date;

(ii)

Non-monetary assets and liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

(iii)

Revenues and expenses (excluding amortization, which is translated at the same rate as the related asset), at the rate of exchange on the transaction date.

Gains and losses arising from this translation of foreign currency are included in the determination of net income (loss) for the year.

(l)

Future accounting change

International Financial Reporting Standards ("IFRS")

In 2008, the Canadian Accounting Standards Board ("AcSB") confirmed that the transition to International Financial Reporting Standards (“IFRS”) from Canadian GAAP will be effective for fiscal years beginning on or after January 1, 2011 for publicly accountable enterprises. The Company will therefore be required to present IFRS financial statements for its March 31, 2011 interim financial statements. The effective date will require the restatement for comparative purposes of amounts reported by the Company for the interim periods and for the year ended December 31, 2010. The Company is currently evaluating the impact of the conversion on the Company’s financial statements and is considering accounting policy choices available under IFRS.

4.

FINANCIAL INSTRUMENTS

The Company has classified its cash and cash equivalents as held-for-trading; marketable securities as available-for-sale; and accounts payable and accrued liabilities, and payable to related parties, as other financial liabilities.

The carrying values of cash, payable to related parties, and accounts payable and accrued liabilities approximate their fair values due to the relatively short periods to maturity of those financial instruments.

See notes to financial statements.

KOKOMO ENTERPRISES INC.

(formerly Zab Resources Inc.)

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2009 and 2008

(Canadian Dollars)

4.

FINANCIAL INSTRUMENTS (Continued)

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

(a)

Credit risk

Credit risk arises from the non-performance of counterparties of contractual financial obligations.

The Company’s concentration of credit risk and maximum exposure thereto is as follows relating to funds held in Canada:

	2009	2008

Bank accounts	$5,158	$3,357

(b)

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying its financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. At December 31, 2009, the Company had accounts payable excluding accrued liabilities of $20,292 (2008 - $52,186) which are due within 30 days and amounts payable to related parties of $10,049 (2008 - $31,427) which are due on demand.

(c)

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, foreign currency risk and other price risk. The Company is not exposed to foreign currency risk.

(i)

Interest rate risk

The Company’s cash consists of cash held in bank accounts earning interest at variable interest rates. Fluctuations in market rates do not have a significant impact on estimated fair values as of December 31, 2009. The Company is not exposed to significant interest rate risk.

(ii)

Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from interest rate risk or foreign exchange risk. The Company is not exposed to other price risk.

See notes to financial statements.

KOKOMO ENTERPRISES INC.

(formerly Zab Resources Inc.)

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2009 and 2008

(Canadian Dollars)

5.

MARKETABLE SECURITIES

The following marketable securities were held by the Company:

	2009	2008

Marketable securities (cost: 2008 - $4,501)	$0	$3,250

Pursuant to a Property Purchase Agreement in 2008, the Company acquired 25,000 common shares of Coniagas Resources Ltd. at a total acquisition cost of $4,501. During 2009, the Company sold the shares for total proceeds of $2,400 with a realized loss on disposition of $2,101.

During 2008, the Company sold 7,564,000 shares of Las Vegas from Home.com Entertainment Inc. (“Las Vegas”), a publicly traded company related by common officers and directors, for total proceeds of $431,371, which had a total acquisition cost of $2,483,113. Of the realized loss on disposition, $1,058,892 was in 2006 and the remainder was in 2008.

During 2007, the Company sold 2,500,000 shares of Colt Resources Inc. (“Colt”) (a company formerly related by common officers and directors) for a net gain of $99,011.

See notes to financial statements.

KOKOMO ENTERPRISES INC.

(formerly Zab Resources Inc.)

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2009 and 2008

(Canadian Dollars)

6.

MINERAL PROPERTY INTERESTS

	Extra High Property	Hope Creek Property	Blunt Mountain Property	Total

Balance, December 31, 2006	$312,412	$0	$6,108	$318,520

Acquisition costs	60,000	0	0	60,000
Geological, geochemical, trenching and drilling	134,727	0	9,320	144,047

Total expenditures	194,727	0	9,320	204,047

Property option payments	(128,770)	0	0	(128,770)

Write-offs	0	0	(15,428)	(15,428)

Balance, December 31, 2007	378,369	0	0	378,369

Acquisition costs	0	1,500	0	1,500
Geological, geochemical, trenching and drilling	21,514	68,654	0	90,168

Total expenditures	21,514	70,154	0	91,668

Property option payments	(250,000)	0	0	(250,000)

Mineral exploration tax credit	0	(7,178)	0	(7,178)
Balance, December 31, 2008	149,883	62,976	0	212,859

Geological, geochemical, trenching and drilling	1,194	2,340	0	3,534

Mineral exploration tax credit	0	(1,060)	0	(1,060)

Write-offs	0	(64,256)	0	(64,256)

Balance, December 31, 2009	$151,077	$0	$0	$151,077

Extra High Property

On March 26, 2004, the Company entered into an Option Agreement to acquire a 100% undivided interest in the Extra High Property, subject to a 1.5% net smelter returns royalty (”NSR”), by making staged cash payments totalling $150,000 to the “Optionor” and incurring exploration expenditures on the property totalling $500,000 over a period of three years.  Upon the Company earning a 100% undivided interest property, it obtained the right to purchase at any time 50% of the NSR by paying $500,000 to the NSR holder.

On September 8, 2006, the Company entered into an Option Agreement (amended on September 12 and October 31, 2006) with Colt, a company that was formerly related by common directors and officers, whereby Colt obtained the right to acquire a 50% undivided interest, subject to the NSR, in the Extra High Property by incurring exploration expenditures of $240,000 on the property and by making cash payments to the Company totaling $133,770, both by no later than June 26, 2007.

See notes to financial statements.

KOKOMO ENTERPRISES INC.

(formerly Zab Resources Inc.)

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2009 and 2008

(Canadian Dollars)

6.

MINERAL PROPERTY INTERESTS (Continued)

Extra High Property (Continued)

Upon Colt earning its 50% undivided interest in the property, the Company and Colt would thereafter equally contribute to all future exploration costs.  If any party would fail to contribute its share of future exploration costs, then its respective interest would be diluted on a straight-line basis.  If any party’s interest would be diluted to less than a 10% interest, then that party’s interest in the property would be converted into a 0.5% NSR.

On April 16, 2007, the Company and the Optionor amended the original Option Agreement whereby the Company was released of the requirement to incur the remaining exploration expenditures but instead was required to make a cash payment to the Optionor of $60,000 (paid).

On June 14, 2007, the Company amended its Option Agreement with Colt whereby Colt would have the right to acquire a 34% interest in the property by making cash payments to the Company totalling $193,770 (paid) by no later than June 26, 2007. The amendment released Colt of the requirement to incur $240,000 in exploration expenditures on the property.

On June 26, 2007, the Company made its final payment to the Optionor thereby earning a 100% undivided interest in the property subject only to the NSR. Colt made its final payment to the Company and earned its 34% interest in the property, thus reducing the Company’s interest to 66%.

On January 21, 2008, the Company entered into an Option Agreement (the “2008 Option Agreement”) with Colt whereby Colt was granted the right and option to acquire, in two separate equal tranches, the Company’s 66% undivided interest in the property.  Colt has exercised the first tranche of the 2008 Option Agreement by making a cash payment of $250,000 to the Company.  Colt now holds a 67% undivided interest in the property and has become the operator.  Pursuant to the 2008 Option Agreement, Colt would be solely responsible for all exploration and property expenditures in respect of the Extra property, which are initiated and incurred by Colt from January 31, 2008 to December 31, 2008.

In order to exercise the second tranche of the option, Colt was required to make a cash payment of $250,000 on or before December 31, 2008.  Colt did not exercise the second tranche of the option and accordingly holds a 67% undivided interest in the property and the Company holds the remaining 33% undivided interest.  Pursuant to the Joint Venture which the Company and Colt have formed, each party shall henceforth contribute its proportionate share of property related expenditures.  If any party fails to contribute its share of future property related expenditures, then its interest will be diluted on a straight-line basis.  If any party’s interest is diluted to less than 10%, then that party’s interest in the Extra High Property will be converted into a 0.5% NSR.

As at December 31, 2009, the Company held a 33% interest in the Extra High Property.

See notes to financial statements.

KOKOMO ENTERPRISES INC.

(formerly Zab Resources Inc.)

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2009 and 2008

(Canadian Dollars)

6.

MINERAL PROPERTY INTERESTS (Continued)

Extra High Property (Continued)

Investment in the Extra High Property consists of costs incurred as follows:

	2009	2008	2007	Cumulative to 2009

Acquisition (property option payments)	$0	$0	$60,000	$150,000
Staking	0	0	0	3,639
Assessment and miscellaneous	0	0	0	10,311
Geological, geochemical, trenching and drilling	1,194	21,514	134,727	430,897
Colt property option payments	0	(250,000)	(128,770)	(443,770)

	$1,194	$(228,486)	$65,957	$151,077

Hope Creek Property

On October 24, 2008, the Company entered into an Option Agreement in respect to certain mineral claims which are situated in the Lillooet Mining Division in British Columbia (the “Hope Creek Property”). The Company obtained the right to acquire a 100% undivided interest, subject to a 1% NSR royalty, by issuing 2,000 common shares, making staged cash payments totaling $90,000 over three years, incurring not less than $50,000 in exploration expenditures by December 31, 2008 and incurring additional optional exploration expenditures totaling $250,000 over a period of three years.  During the year ended December 31, 2008, the Company issued 2,000 common shares (note 7(b)) and incurred $68,654 in exploration expenditures. The $90,000 staged cash payments are optional and are payable as follows: (i) $15,000 on or before December 31, 2009; (ii) $25,000 on or before December 31, 2010; and (iii) $50,000 on or before December 31, 2011.

Tthe Company qualified for the BC Mineral Exploration Tax Credit in 2008 ($7,178) and 2009 ($1,060) for exploration expenses incurred on the propery. These amounts have been applied against expenditures incurred on this property.

On October 14, 2009, the Company decided to abandon the property and has written it off.

	2009	2008	2007	Cumulative to 2009

Acquisition (property option payments)	$0	$1,500	$0	$1,500
Geological and geochemical	2,340	68,654	0	70,994
Mineral exploration tax credit	(1,060)	(7,178)	0	(8,238)
Abandonment of property	(64,256)	0	0	(64,256)

	$(62,976)	$62,976	$0	$0

See notes to financial statements.

KOKOMO ENTERPRISES INC.

(formerly Zab Resources Inc.)

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2009 and 2008

(Canadian Dollars)

6.

MINERAL PROPERTY INTERESTS (Continued)

Blunt Mountain Property

During 2006, the Company staked 22 mineral tenures located in the Omineca Mining Division of British Columbia (the “Blunt Mountain Property”). At December 31, 2007, the Company decided to abandon the property and has written it off in the amount of $15,428.

Ontario Lithium Properties (Mineral Leases)

During the year ended December 31, 2008, the Company sold all of its Ontario Lithium Properties (Mineral Leases) for gross proceeds of $54,500 consisting of $50,000 cash payment and marketable securities of $4,501 valued at the fair market price at receipt.  The Company retains a 0.50% gross receipts royalty after six months from the date of commencement of commercial production. These properties were previously written-off at the end of fiscal year 2000.

Realization

The Company’s investment in and expenditures on the mineral property interest comprise substantially all of the Company’s assets. Realization of the Company’s investment in the assets is dependent on establishing legal ownership of the property interest, on the attainment of successful commercial production or from the proceeds of its disposal. The recoverability of the amounts shown for the mineral property interest is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of the property interest, and upon future profitable production or proceeds from the disposition thereof.

Title and Environmental

Although the Company has taken steps to verify the title to mineral properties in which is has or had a right to acquire an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee title (whether of the Company or of any underlying vendor(s) from whom the Company may be acquiring its interest).  Title to mineral properties may be subject to unregistered prior agreements or transfers, and may also be affected by undetected defects or the rights of indigenous peoples.

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing.  The impact of new and future environmental legislation on the Company’s operations may cause additional expenses and restrictions.  If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

7.

CAPITAL STOCK

(a)

Authorized

Unlimited number of common and preferred shares without par value of which there are no preferred shares issued.

See notes to financial statements.

KOKOMO ENTERPRISES INC.

(formerly Zab Resources Inc.)

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2009 and 2008

(Canadian Dollars)

7.

CAPITAL STOCK (Continued)

(b)

Issued

All common shares and per share amounts have been restated to give retroactive effect to the 25:1 share consolidation, which took effect on April 16, 2009 (note 1).

During 2009, the Company entered into Non-Brokered Private Placement Financing Agreements and issued an aggregate of 7,325,333 units for total proceeds of $518,150 of which $335,856 was allocated to shares and $182,294 was allocated to warrants. Each unit consists of one common share and one non-transferable share purchase warrant. Of the 7,325,333 units sold, 5,242,000 share purchase warrants entitle the holders to purchase one common share at a price of $0.10 for a period of two years from closing date, and the remaining 2,083,333 share purchase warrants entitle the holders to purchase one common share at a price of $0.10 for a period of five years from closing date. The proceeds were allocated between shares and warrants using the relative fair value method. The value of the warrants was calculated using the Black-Scholes method and the following weighted average assumptions: risk-free interest rate: 1.44%; expected dividend yield: 0%; expected stock price volatility: 105%; expected life in years: 2.9.

During 2008, the Company issued 2,000 common shares at a market value of $0.75 per common share for a total value of $1,500 in accordance with the Hope Creek Property Option Agreement (note 6).

During 2007, the Company entered into Private Placement Agreements to sell an aggregate of 120,000 units in the securities of the Company at a price of US $1.25 per unit for total proceeds to the Company of US $150,000 (Cdn $155,945). Each unit consisted of one common share and one non-transferable share purchase warrant, which entitled the holder to purchase one common share at a price of US $2.50 for a period of one year from the closing date. The Company paid finders’ fees to an arm’s length third party in the sum of US $15,000 (Cdn $15,320) in connection with these Private Placement Agreements.  As at December 31, 2008, all of the 120,000 share purchase warrants expired unexercised.

During 2007, the Company entered into Private Placement Flow-Through Financing Agreements with two directors, for the purchase of 48,000 flow-through share units in the securities of the Company at the purchase price of $1.25 per unit for total proceeds to the Company of $60,000. Each unit consisted of common shares (the “flow-through shares”) of the Company that will be a “flow-through share” pursuant to the provisions of the Income Tax Act (Canada) (the “ITA”) and one non-transferable common share purchase warrant, which entitled the holder to purchase one common share  at a price of $1.25 until December 31, 2008. As at December 31, 2008, all 48,000 share purchase warrants expired unexercised.

The Company’s Board of Directors resolved effective as of July 1, 2005, to remunerate two independent directors for an aggregate monthly amount of $2,501 plus GST.  Effective June 30, 2007, the Company and the two directors agreed to terminate the aforementioned arrangement. As of June 30, 2007, an aggregate amount of $37,166 in directors’ fees remained payable to the two directors (the “Debt”).  The two directors and the Company entered into respective Share for Debt Settlement Agreements on July 12, 2007 and the Company issued an aggregate of 29,733 common shares at the fair market value price of $1.25 per share as full and final settlement of the Debt.

See notes to financial statements.

KOKOMO ENTERPRISES INC.

(formerly Zab Resources Inc.)

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2009 and 2008

(Canadian Dollars)

7.

CAPITAL STOCK (Continued)

(c)

Warrants

	Number of Warrants	Weighted Average Exercise Price

Balance, December 31, 2006	48,000	$1.25
Issued	168,000	$1.25 and US $ 2.50
Exercised	(16,000)	$1.25
Expired	(32,000)	$1.25

Balance, December 31, 2007	168,000	$1.25 – US $ 2.50
Expired	(168,000)	$1.25 – US $ 2.50

Balance, December 31, 2008	0	$0.00
Issued	7,325,333	$0.10

Balance, December 31, 2009	7,325,333	$0.10

At December 31, 2009 and 2008, the following warrants were outstanding and exercisable.

	Exercise	Number of Warrants
Expiry Date	Price	2009	2008

July 3, 2011	$0.10	4,000,000	0
July 29, 2011	$0.10	1,140,000	0
September 3, 2011	$0.10	102,000	0
December 2, 2014	$0.10	2,000,000	0
December 22, 2014	$0.10	83,333	0

Balance, December 31, 2009	$0.10	7,325,333	0

(d)

Stock options

The Company’s 2004 Stock Option Plan provides that the Board of Directors of the Company may grant to directors, officers, employees and consultants of the Company options to acquire up to 20% of the issued and outstanding common shares of the Company calculated from time to time on a rolling basis.  The terms of the options are determined at the date of grant.

	Number of Options	Weighted Average Exercise Price

Balance, December 31, 2009 and 2008	178,242	$1.25

The weighted average remaining contractual life is 1.45 years.

See notes to financial statements.

KOKOMO ENTERPRISES INC.

(formerly Zab Resources Inc.)

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2009 and 2008

(Canadian Dollars)

7.

CAPITAL STOCK (Continued)

(d)

Stock options (Continued)

At December 31, 2009 and 2008, all stock options outstanding were exercisable. All options vested immediately upon grant.

	Exercise	Number of Options
Expiry Date	Price	2009	2008

June 15, 2011	$1.25	178,242	178,242

The Company applies the fair value method using the Black-Scholes option pricing model in accounting for its stock options granted.  Accordingly, compensation of $nil (2008 - nil; 2007 - $9,800) was recognized as salaries and benefits, and $nil (2008 - $nil; 2007 - $208,547) was recognized as directors’ compensation.

The fair value of each option grant was calculated using the following weighted average assumptions:

	2009	2008	2007

Expected life (years)	N/A	N/A	4
Interest rate	N/A	N/A	4.65%
Volatility	N/A	N/A	122.31%
Dividend yield	N/A	N/A	0.00%
Fair value at grant date	N/A	N/A	$1.25

8.

RELATED PARTY TRANSACTIONS

All of the following transactions and balances are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

The amounts due from/to related parties are unsecured and payable on demand without interest.

The Company shares office space and certain employees with Las Vegas.

	2009	2008

Payable to (receivable from) related parties
Payable to directors	$9,048	$0
Geological services to a company owned by a director	0	29,647
Office and other expenses charged by Las Vegas	1,301	1,260
Rent charged by Las Vegas	315	315
Other expenses paid for by Colt	(615)	205

	$10,049	$31,427

See notes to financial statements.

KOKOMO ENTERPRISES INC.

(formerly Zab Resources Inc.)

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2009 and 2008

(Canadian Dollars)

8.

RELATED PARTY TRANSACTIONS (Continued)

Related party transactions not otherwise disclosed during the year:

(a)

Geological services of $4,317 (2008 - $68,444; 2007 - $33,797) were provided by a company owned by a former director.

(b)

Management fees of $360,000 (2008 - $360,000; 2007 - $360,000) were paid to a company related by common management and directors.

(c)

Directors’ fees of $nil (2008 - $nil; 2007 - $15,006) were paid to two directors.

(d)

During 2007, the Company entered into debt settlement agreements with two directors in regards to directors’ fees payable.

(e)

Paid to/from the Company

The Company charged Las Vegas for its share of:

(i)

other expenses paid on behalf of Las Vegas of $2,575 (2008 - $3,950; 2007 - $4,061);

Las Vegas charged the Company for its share of:

(ii)

office expenses of $14,400 (2008 - $14,400; 2007 - $12,000);

(iii)

rent of $3,600 (2008 - $3,600; 2007 - $4,000); and

(iv)

other expenses paid on behalf of the Company of $1,247 (2008 - $2,563; 2007 - $504);

The Company charged Colt for its share of:

(v)

certain expenses of $615 (2008 - $11,340; 2007 - $nil);

Colt charged the Company for its share of:

(vi)

certain expenses paid on behalf of Colt of $nil (2008 - $255; 2007 - $1,250); and

Touchdown Resources Inc. (formerly Touchdown Capital Inc.) (“TRI”) a company related by certain common directors, was charged by the Company for its share of:

(vii)

certain expenses paid on behalf of TRI of $2,275 (2008 - $2,195; 2007 - $nil).

See notes to financial statements.

KOKOMO ENTERPRISES INC.

(formerly Zab Resources Inc.)

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2009 and 2008

(Canadian Dollars)

9.

CHANGES IN NON-CASH WORKING CAPITAL

	2009	2008	2007

Other receivables	$3,340	$6,422	$(13,236)
Receivable from related parties	(615)	71,722	(66,526)
Accounts payables and accrued liabilities	36,994	(284,085)	115,656
Payable to related parties	(20,763)	3,698	5,162

	$18,956	$(202,243)	$41,056

Supplemental information

Non-cash operating, financing and investing activities
Common shares issued for settlement of debt	$0	$0	$37,166
Mineral property costs included in accounts payable	$0	$67,488	$136,076
Mineral property costs included in mineral exploration tax credit receivable	$(1,060)	$(7,178)	$0
Common shares issued for mineral property interest (Hope Creek property)	$0	$1,500	$0
Shares received for sale of Ontario Lithium Properties (Mineral Leases)	$0	$4,500	$0

10.

INCOME TAXES

The reconciliation of income tax computed at the statutory tax rates to income tax expense is as follows:

	2009	2008	2007

	30.00%	31.00%	34.12%
Income tax (benefit) expense computed at Canadian statutory rates	$(165,000)	$(469,000)	$(238,542)
Accounting loss (gain) on marketable securities	1,000	307,000	(37,346)
Taxable capital gain on disposal of marketable securities	0	0	10,013
Other temporary differences	18,000	0	6,517
Stock-based compensation	0	0	74,500
Share issuance costs	0	(3,000)	(6,477)
Non-deductible meals	0	0	64
Change in timing differences	96,000	68,000	122,132
Effect of change in tax rate	76,000	(12,000)	4,336
Change in valuation allowance	(26,000)	109,000	41,843

Future income tax expense (recovery)	$0	$0	$(22,960)

See notes to financial statements.

KOKOMO ENTERPRISES INC.

(formerly Zab Resources Inc.)

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2009 and 2008

(Canadian Dollars)

10.

INCOME TAXES (Continued)

Significant components of the Company’s future tax assets and liabilities, after applying the enacted corporate income tax rates:

	2009	2008

Future income tax assets	25%	26%
Excess of unused exploration expenditures for Canadian tax purposes over carrying value of mineral resource property interests	$626,000	$635,000
Excess of undepreciated capital cost over carrying value of fixed assets	163,000	169,000
Share issuance costs	2,000	1,000
Losses carried forward	613,000	625,000

Future income tax assets	1,404,000	1,430,000
Valuation allowance for future income tax assets	(1,404,000)	(1,430,000)

Future income tax assets, net	$0	$0

The valuation allowance reflects the Company’s estimate that the tax assets more likely than not will not be realized.

In December 2007, the Company renounced $80,000 of exploration expenditures under its flow-through share program, resulting in a future tax liability of $22,960, which is deducted from capital stock. The Company subsequently reduced the future income tax liability by recognizing previously unrecorded future income tax assets equal to the amount of the future tax liability, which resulted in a future income tax recovery of $22,960.

The Company has available approximate non-capital losses of $1,459,000, which may be carried forward to apply against future income for Canadian tax purposes.  The losses expire as follows:

2010	$105,000
2027	561,000
2028	306,000
2029	487,000

$1,459,000

The Company has available approximate net capital loss of $994,000 that may be carried forward indefinitely.

The Company has available resource-related deductions of approximately $2,439,000 that may be carried forward indefinitely.

11.

COMMITMENT

The Company has a management services agreement with Kalpakian Bros. of B.C. Ltd., a private company owned by two directors of the Company.  The remuneration for the services provided is $30,000 plus GST per month.  The agreement was renewed in October 2009 and is renewable on an annual basis.

See notes to financial statements.

KOKOMO ENTERPRISES INC.

(formerly Zab Resources Inc.)

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2009 and 2008

(Canadian Dollars)

12.

CAPITAL DISCLOSURES

The Company considers its capital under management to be comprised of stockholders’ equity.

The Company’s objective when managing capital is to maintain adequate levels of funding to support the acquisition, exploration, and if warranted, the development of mineral properties and maintain the necessary corporate and administrative functions to facilitate these activities.  This is done primarily through equity financing.  Future financings are dependent on market conditions and there can be no assurance the Company will be able to raise funds in the future.  There were no changes to the Company’s approach to capital management during the year.  The Company is not subject to externally imposed capital requirements.

13.

DIFFERENCES BETWEEN CANADIAN AND US GAAP AND PRACTICES

(a)

The financial statements have been prepared in accordance with accounting principles and practices generally accepted in Canada ("Canadian GAAP"), which differ in certain respects from those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Under US GAAP, the accounting treatment would differ as follows:

(i)

Under Canadian GAAP, acquisition costs and exploration expenditures related to mineral properties are capitalized. Under US GAAP, exploration costs incurred in locating areas of potential mineralization are expensed as incurred. Commercial feasibility is established in compliance with the Securities and Exchange Commission Industry Guide 7, which consists of identifying that part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination. After an area of interest has been assessed as commercially feasible, expenditures specific to the area of interest for further development are capitalized. In deciding when an area of interest is likely to be commercially feasible, management may consider, among other factors, the results of pre-feasibility studies, detailed analysis of drilling results, the supply and cost of required labour and equipment, and whether necessary mining and environmental permits can be obtained.

At December 31, 2007, and pursuant to its agreements with Colt, the Company has received acquisition payments on the Extra High Property in excess of the acquisition costs paid for the Extra High Property, resulting in a gain of $128,770 under US GAAP.

At December 31, 2008, and pursuant to its agreements with Colt, the Company has received acquisition payments on the Extra High Property in excess of the acquisition costs paid for the Extra High Property, resulting in a gain of $250,000 under US GAAP.

(ii)

Under US GAAP, future income taxes related to flow-through shares for renunciation of qualified resource expenditures are included in the future tax provision. Under Canadian GAAP, these costs are treated as a cost of issuing those securities.

See notes to financial statements.

KOKOMO ENTERPRISES INC.

(formerly Zab Resources Inc.)

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2009 and 2008

(Canadian Dollars)

13.

DIFFERENCES BETWEEN CANADIAN AND US GAAP AND PRACTICES (Continued)

(b)

Recent US accounting pronouncements

(i)

In June 2008, the Financial Accounting Standards Board (“FASB”) reached consensus on EITF Issue No. 07-05 (“EITF 07-05”), “Determining Whether an Instrument (or embedded feature) Is Indexed to an Entity’s Own Stock”. EITF 07-05 clarifies the determination of whether an instrument (or an embedded feature) is indexed to an entity’s own stock, which would qualify as a scope exception under SFAS 133. EITF 07-05 is effective for financial statements issued for fiscal years beginning after December 15, 2008. Early adoption of EITF 07-05 is not permitted. The Company does not believe the adoption of EITF 07-05 will have a material impact on the Company’s financial position, results of operations or cash flows.

(ii)

Effective January 1, 2009, the Company adopted a new accounting standard included in Accounting Standards Codification (“ASC”) 260, Earnings per Share (formerly FASB Staff Position (“FSP”) Emerging Issues Task Force (“EITF”) 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities).  The new guidance clarifies that non-vested share-based payment awards that entitle their holders to receive non-forfeitable dividends or dividend equivalents before vesting should be considered participating securities and included in basic earnings per share. The Company’s adoption of the new accounting standard did not have a material effect on previously issued or current earnings per share.

(iii)

In May 2009, the FASB issued ASC 855, “Subsequent Events”, which provides guidance on events that occur after the balance sheet date but prior to the issuance of the financial statements. ASC 855 distinguishes events requiring recognition in the financial statements and those that may require disclosure in the financial statements. Furthermore, ASC 855 requires disclosure of the date through which subsequent events were evaluated. These requirements are effective for interim and annual periods after June 15, 2009. The Company adopted these requirements for the year ended December 31, 2009, and have evaluated subsequent events through April 10, 2010.

(iv)

In June 2009, the Company adopted the FASB’s ASC Topic 105 as the single official source of authoritative, non-governmental GAAP in the United States. On the effective date, all then-existing non-SEC accounting literature and reporting standards were superseded and deemed non-authoritative. The adoption of this pronouncement did not have a material impact on the financial statements; however, the ASC affected the way the Company references authoritative guidance in the financial statements.

See notes to financial statements.

KOKOMO ENTERPRISES INC.

(formerly Zab Resources Inc.)

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2009 and 2008

(Canadian Dollars)

13.

DIFFERENCES BETWEEN CANADIAN AND US GAAP AND PRACTICES (Continued)

(b)

Recent US accounting pronouncements (Continued)

(v)

In June 2009, the FASB issued Statement No. 167, "Amendments to FASB Interpretation No. ("FIN") 46(R)" ("Statement No. 167"), codified in ASC Topic 810-10.  Statement No. 167, among other things, requires a qualitative rather than a quantitative analysis to determine the primary beneficiary of a variable interest entity ("VIE"), amends FIN 46(R)’s consideration of related party relationships in the determination of the primary beneficiary of a VIE, amends certain guidance in FIN 46(R) for determining whether an entity is a VIE, requires continuous assessments of whether an enterprise is the primary beneficiary of a VIE, and requires enhanced disclosures about an enterprise’s involvement with a VIE.  Statement No. 167 is effective for annual reporting periods beginning after November 15, 2009.  The adoption of the provisions of Statement No. 167 is not anticipated to impact the Company's financial position, results of operations or cash flows.

(vi)

In August 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-05 which includes amendments to Subtopic 820-10, “Fair Value Measurements and Disclosures—Overall”. The update provides clarification that in circumstances, in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the techniques provided for in this update. The amendments in this ASU clarify that a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability and also clarifies  that both a quoted price in an active market for the identical liability at the measurement date and the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. The guidance provided in this ASU is effective for the first reporting period, including interim periods, beginning after issuance. The adoption of this standard did not have a material impact on the Company’s financial position and results of operations.

(vii)

In January 2010, the FASB issued ASU No. 2010-06 applicable to FASB ASC 820-10, “Improving Disclosures about Fair Value Measurements”. The guidance requires entities to disclose significant transfers in and out of fair value hierarchy levels and the reasons for the transfers and to present information about purchases, sales, issuances and settlements separately in the reconciliation of fair value measurements using significant unobservable inputs (Level 3). Additionally, the guidance clarifies that a reporting entity should provide fair value measurements for each class of assets and liabilities and disclose the inputs and valuation techniques used for fair value measurements using significant other observable inputs (Level 2) and significant unobservable inputs (Level 3). This guidance is effective for interim and annual periods beginning after December 15, 2009 except for the disclosures about purchases, sales, issuances and settlements in the Level 3 reconciliation, which will be effective for interim and annual periods beginning after December 15, 2010. As this guidance provides only disclosure requirements, the adoption of this standard will not impact the Company’s results of operations, cash flows or financial position.

See notes to financial statements.

KOKOMO ENTERPRISES INC.

(formerly Zab Resources Inc.)

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2009 and 2008

(Canadian Dollars)

13.

DIFFERENCES BETWEEN CANADIAN AND US GAAP AND PRACTICES (Continued)

(c)

Reconciliation to US GAAP

	2009	2008

Total Assets for Canadian GAAP	$162,205	$244,894
Write-off of mineral properties under US GAAP	(151,077)	(211,359)

Total Assets for US GAAP	$11,128	$33,535
	2009	2008

Total Liabilities for Canadian GAAP and US GAAP	$51,741	$103,613

Total Stockholders’ Equity for Canadian GAAP	110,464	141,281
Adjustment decreasing total equity
Change in mineral property	(151,077)	(211,359)

Total Stockholders’ Deficiency for US GAAP	(40,613)	(70,078)

Total Liabilities and Stockholders’ Deficiency for US GAAP	$11,128	$33,535

	2009	2008	2007

Net Loss for Canadian GAAP	$ (550,218)	$ (1,511,761)	$ (676,166)
Adjustments increasing net income (loss)
Gain from mineral property option payments	0	250,000	43,770
US GAAP adjustment for mineral expenditures	60,282	(82,990)	(128,619)
Future income tax recovery	0	0	(22,960)

Net Loss for US GAAP	$ (489,936)	$ (1,344,751)	$ (783,975)

	2009	2008	2007

Loss per common share
Canadian GAAP – Basic and diluted	$(0.15)	$(1.38)	$(0.73)
US GAAP – Basic and diluted	$(0.13)	$(1.23)	$(0.85)

See notes to financial statements.

KOKOMO ENTERPRISES INC.

(formerly Zab Resources Inc.)

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2009 and 2008

(Canadian Dollars)

13.

DIFFERENCES BETWEEN CANADIAN AND US GAAP AND PRACTICES (Continued)

(c)

Reconciliation to US GAAP (Continued)

	2009	2008	2007

Stockholders’ Equity
Total Common Shares and Additional Paid-in Capital for Canadian GAAP	$ 23,341,971	$ 23,006,115	$ 23,004,615
Cumulative adjustment for stock-based compensation	614,491	432,197	432,197
Cumulative adjustment for future income tax recovery	126,014	126,014	126,014

Total Common Shares and Additional Paid-in Capital for US GAAP	24,082,476	23,564,326	23,562,826

Total Contributed Surplus for Canadian GAAP	614,491	432,197	432,197
Cumulative adjustment for stock-based compensation	(614,491)	(432,197)	(432,197)

Total Contributed Surplus for US GAAP	0	0	0

Total Other Comprehensive Income for Canadian GAAP and US GAAP	0	(1,251)	(491,660)

Total Deficit for Canadian GAAP	(23,845,998)	(23,295,780)	(21,784,019)
Cumulative adjustment for US GAAP	(277,091)	(337,373)	(504,383)

Total Deficit for US GAAP	(24,123,089)	(23,633,153)	(22,288,402)

Total Stockholders’ Equity (Deficiency) - US GAAP	$ (40,613)	$ (70,078)	$ 782,764

Under Canadian GAAP, stock-based compensation is credited to contributed surplus and transferred to capital stock once the option is exercised.  Under US GAAP, stock-based compensation is credited directly to additional paid-in capital and transferred to capital stock once the option is exercised.

See notes to financial statements.

KOKOMO ENTERPRISES INC.

(formerly Zab Resources Inc.)

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2009 and 2008

(Canadian Dollars)

13.

DIFFERENCES BETWEEN CANADIAN AND US GAAP AND PRACTICES (Continued)

(d)

Reconciliation of the statements of cash flows in accordance with Canadian GAAP and US GAAP for the years ended December 31:

	2009	2008	2007

Cash used in operating activities for Canadian GAAP	$(464,905)	$(724,895)	$(530,078)
US GAAP adjustment for mineral expenditures	(69,962)	(151,578)	(7,971)

Cash used in operating activities for US GAAP	$(534,867)	$(876,473)	$(538,049)

Cash provided by (used in) investing activities for Canadian GAAP	$(51,444)	$709,791	$270,700
US GAAP adjustment for mineral expenditures	69,962	151,578	7,971

Cash provided by investing activities for US GAAP	$18,518	$861,369	$278,671

14.

SUBSEQUENT EVENTS

(a)

On February 8, 2010, the Company entered into a binding letter of intent (“LOI”) with an arm’s length party to acquire a 75% right, title and interest in the surface rights of the Zaniza Iron Ore Property which covers an area of approximately 153 square kilometers and is located in the Municipality of Sola De Vega in the State of Oaxaca in Mexico.

The parties to the LOI have agreed to enter into a Definitive Agreement which will be subject to the approvals of the CNSX, the Board of Directors of the Company, and if required by the CNSX, the approval of the stockholders of the Company.

The consideration payable by the Company to the arm’s length party shall be a cash payment of US $100,000 upon the execution of the Definitive Agreement, and the issuance of a Convertible Debenture for the amount of US $900,000, which will have a maturity of 4 years, shall bear simple interest at an annual rate of 5%, and may be converted into Kokomo shares at the price of US $0.10 per share in year one, US $0.25 per share in year two, US $0.50 per share in year three and US $1.00 per share in year four.

There are no assurances whatsoever that this contemplated transaction shall be consummated.

(b)

On March 8, 2010, a total of 10,000 stock options with an exercise price of $1.25 per common share granted to a former director were forfeited.

(c)

On March 11, 2010, the Company closed the first tranche of a non-brokered private placement by issuing 1,450,000 units of the Company at $0.06 per Unit for total proceeds of $87,000. Each Unit consists of one common share and one share purchase warrant, exercisable to acquire one common share at  $0.10 until March 11, 2012. The securities issued are subject to a hold period expiring on July 12, 2010.

See notes to financial statements.

KOKOMO ENTERPRISES INC.

(formerly Zab Resources Inc.)

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2009 and 2008

(Canadian Dollars)

14.

SUBSEQUENT EVENTS (Continued)

(d)

On April 16, 2010, the Company closed the second tranche of a non-brokered private placement which was announced on March 3, 2010 by issuing 550,000 units of the Company at $0.06 per Unit for total proceeds of $33,000. Each Unit consists of one common share and one share purchase warrant, exercisable to acquire one common share at  $0.10 per share until April 16, 2012. The securities issued are subject to a hold period expiring on August 17, 2010.

See notes to financial statements.